Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 am ET (noon AT), on June 29, 2020, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2019 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing the auditor and authorizing the directors to fix its remuneration;

4.

adopting a resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated May 25, 2020 (the “Circular”), approving an increase to the number of common shares of the Corporation reserved for issuance under the deferred share unit plan of the Corporation;

5.	transacting such other business as may properly be brought before the Meeting.

Due to the unprecedented impact of the Covid-19 pandemic, IMV is adhering to current government direction and advice by electing to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://web.lumiagm.com/214089181. All Shareholders will have an equal opportunity to participate to the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, May 25, 2020

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation or its agent is sending these materials directly to non-registered owners who are “non-objecting beneficial owners” as defined in Canadian securities laws.